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QUICK LAW GROUP PC

1035 PEARL STREET
SUITE 403
BOULDER, CO 80302
_______________

Phone: 720.259.3393

Facsimile: 303.845.7315

September 17, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:Mr. Jason L. Drory, Esq.

   Ms. Christine Westbrook, Esq.

Re:	Agentix Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 3, 2020
File No. 333-248589

Ladies and Gentlemen,

On behalf of Agentix Corp. (the “Company”), we are writing to respond to the comment set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 17, 2020 (the “Comment Letter”), to Rudy Mazzocchi, President and Chief Executive Officer of the Company, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 2”) with the Commission, responding to the Staff's comment in the Comment Letter and updating the Registration Statement.

References herein to page numbers are to page numbers in Amendment No. 2. The following is the Company's response to the Comment Letter. For your convenience, the Staff's comment contained in the Comment Letter has been restated below in its entirety.

U.S. Securities and Exchange Commission

September 17, 2020

Prospectus Summary

The Offering, page 2

1.	We note your revised disclosures on pages ii, 24 and 27 in response to prior comment 1.However, your disclosure on page 2 of the registration statement appears to indicate that your shares are traded on the OTCQB. Please revise your disclosure accordingly.

Response: The Company has revised its disclosure on page 2 of the Registration Statement to indicate the Company’s shares are traded on the OTC Pink tier of OTC Markets rather than the OTCQB.

We hope the above response and the revised disclosure to Amendment No. 2 have addressed appropriately the Staff’s comment.Should you require any further information or have any questions, please do not hesitate to contact the undersigned at (720) 259-3393.

Sincerely,
QUICK LAW GROUP P.C.

/s/ Jeffrey M. Quick
Jeffrey M. Quick

cc:	Rudy Mazzocchi, Agentix Corp.